SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

CIBC WITHDRAWS FROM TELEGLOBE LAWSUIT AGAINST BCE INC.

Montréal (Québec), November 3, 2004 — BCE Inc. announced today that Canadian Imperial Bank of Commerce and one of its US affiliates (Canadian Imperial Bank of Commerce, N.Y Agency) have withdrawn from a lawsuit launched in 2002 against BCE regarding Teleglobe.

On July 12, 2002, certain members of the Teleglobe Inc. and Teleglobe Holdings (US) Corporation (Teleglobe) lending syndicate, including CIBC, filed a lawsuit against BCE in the Ontario Superior Court of Justice. The plaintiffs had advanced a total of $US 1.19 billion to Teleglobe, representing approximately 95% of the $US 1.25 billion advanced by the lending syndicate to Teleglobe. The remaining 5% representing three other members of the syndicate were not plaintiffs in the lawsuit. With the withdrawal of CIBC and its US affiliate from the lawsuit, the amount of damages now sought by the plaintiffs has been reduced to approximately $US 1.09 billion, plus interest and costs, representing approximately 87% of the $US 1.25 billion advanced by the lending syndicate to Teleglobe. BCE continues to deny any liability to any creditor of Teleglobe or its subsidiaries and while the outcome of any legal proceeding is unpredictable, the Comapny strongly believes that the claims contained in the lawsuit are without merit or foundation. BCE intends to take all necessary steps to vigorously defend its position to the fullest extent possible.

ABOUT BCE

Bell Canada Enterprises is Canada’s largest communications company. Through its 26 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

For further information:

France Poulin Communications (514) 786-8033 Web site: www.bce.ca	George Walker Investor Relations (514) 870-2488

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: November 3, 2004